Exhibit 12.1

WHITING PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed charges:
Interest expensed	$45,094	$159,373	$222,051	$287,600	$158,658	$100,531
Interest capitalized	20	102	138	4,282	4,084	1,515
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,805	31,715	335,569	46,525	11,984	12,405
Estimate of interest within rental expense	376	1,538	1,724	1,779	1,383	1,008

Total fixed charges	$53,295	$192,728	$559,482	$340,186	$176,109	$115,459

Earnings:
Income (loss) before income taxes	$15,012	$(1,720,641)	$(1,426,770)	$(2,993,495)	$143,915	$571,871
Income from equity investees	(104)	(304)	(299)	(307)	(215)	(542)
Fixed charges (above)	53,295	192,728	559,482	340,186	176,109	115,459
Amortization of capitalized interest	623	2,946	2,988	2,560	2,171	2,020
Distributed income from equity investees	267	267	257	159	393	654
Interest capitalized	(20)	(102)	(138)	(4,282)	(4,084)	(1,515)
Noncontrolling interest in pre-tax income of subsidiaries	-	14	22	86	62	52

Total earnings (loss)	$69,073	$(1,525,092)	$(864,458)	$(2,655,093)	$318,351	$687,999

Ratio of earnings to fixed charges (unaudited)(1)	1.30x	-	-	-	1.81x	5.96x

(1)

For the years ended December 31, 2015, 2016 and 2017, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges has therefore not been presented for those periods. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $3.0 billion, $1.4 billion and $1.7 billion for the years ended December 31, 2015, 2016 and 2017, respectively.